

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

August 15, 2016

Mr. Niall Nolan
Chief Financial Officer
Navigator Holdings LTD
21 Palmer Street
London, SW1H0AD
United Kingdom

> **Re:** **Navigator Holdings LTD**
> **Form 20-F for the Year Ended December 31, 2015**
> **Filed March 3, 2016**
> **File No. 001-36202**

Dear Mr. Nolan:

We have reviewed your response letter dated August 3, 2016, and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Form 20-F for the year ended December 31, 2015
Item 5. Operating and Financial Review and Prospects
H. Critical Accounting Estimates
Impairment of Vessels, page 69

We note your response to prior comment one, and the fact that due to a decline of 3.3% in charter rates through the first quarter, and an additional 25% through the second quarter, you performed an updated impairment analysis as of June 30, 2016, and do not expect to record an impairment. Please provide for us the following information:

- Your basis for using 10 year historical average one year rates, for both the December 31, 2015 and June 30, 2016 analysis, and what factual evidence you have considered as proof to cyclicality.
- The utilization rate used and how it compares to actual utilization rates, considering that through June 30, 2016 you had idle vessels, and how this fact impacted your assumption that your contracts tend to be "evergreen".

- Whether the 10 year historical average one year TCE rate is being used in internal budgets, and if not, describe the reasons for using a different rate.
- The current TCE rates to date and whether you are aware of any factual evidence such as industry reports that support any expected changes.
- Please explain to us why your aggregate undiscounted cash flows for your vessels increased significantly at June 30, 2016 compared to December 31, 2015. As part of your response, please explain to us your consideration for any changes in assumptions, such as utilization rates and operating expenses, used in your analysis at December 31, 2015 as compared to the one at June 30, 2016, due to the deteriorating industry conditions.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Effie Simpson at (202) 551-3346, or in her absence, Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned, at (202) 551-3750 with any other questions.

Sincerely,

/s/ Andrew Mew

Andrew Mew
Senior Assistant Chief Accountant
Office of Transportation and Leisure